UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___ to ___.
Commission file number: 1-5415

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
A.M. Castle & Co. 401(k) Savings and Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
A. M. Castle & Co.
1420 Kensington Road, Suite 220
Oak Brook, Illinois 60523

A.M. CASTLE & CO.
401(k) SAVINGS AND RETIREMENT PLAN

Note: Supplemental schedules required by the Employee Retirement Income Security Act of 1974 not included as part of these financial statements are not applicable to the A.M. Castle & Co. 401(k) Savings and Retirement Plan.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administration Committee of the
A.M. Castle & Co. 401(k) Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the A.M. Castle & Co. 401(k) Savings and Retirement Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying schedules of A.M. Castle & Co. 401(k) Savings and Retirement Plan, including the Schedule H, line 4i - Schedule of Assets (Held at End of Year) and Schedule H, line 4a - Schedule of Delinquent Participant Contributions as of and for the year ended December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the A.M. Castle & Co. 401(k) Savings and Retirement Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Baker Tilly Virchow Krause, LLP

Chicago, Illinois
July 1, 2015

A.M. CASTLE & CO.
401(k) SAVINGS AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2014 and 2013

	2014	2013
NET ASSETS
Participant directed investments at fair value	$89,900,058	$98,930,551
Other receivable	106,283	—
Notes receivable from participants	2,296,960	2,442,813

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	92,303,301	101,373,364
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(53,076)	(40,207)
NET ASSETS AVAILABLE FOR BENEFITS	$92,250,225	$101,333,157

See accompanying notes to financial statements

A.M. CASTLE & CO.
401(k) SAVINGS AND RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year ended December 31, 2014

ADDITIONS TO NET ASSETS
Investment income
Interest	$96,157
Dividends	4,877,252
Net realized gains	125,819
Total investment income	5,099,228

Contributions
Company	2,951,706
Participant	4,052,129
Rollovers from other qualified plans	630,614
Total contributions	7,634,449

Other income	570
Total additions	12,734,247

DEDUCTIONS FROM NET ASSETS
Net depreciation in fair value of investments	1,956,127
Benefits paid to participants	19,725,957
Administrative fees	135,095
Total deductions	21,817,179

NET DECREASE	(9,082,932)
NET ASSETS AVAILABLE FOR BENEFITS - BEGINNING OF YEAR	101,333,157
NET ASSETS AVAILABLE FOR BENEFITS - END OF YEAR	$92,250,225

See accompanying notes to financial statements.

A.M. CASTLE & CO. 401(K) SAVINGS AND RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013 AND FOR THE YEAR ENDED DECEMBER 31, 2014

NOTE 1 - DESCRIPTION OF PLAN

The following description of the A. M. Castle & Co. 401(k) Savings and Retirement Plan (“the Plan”) is provided for general information purposes only. Users of these financial statements should refer to the plan document for more complete information.

General: The Plan was established on January 1, 1957. The Plan was amended and restated from time to time to provide a means for eligible (salaried and nonsalaried) employees to participate in the earnings of A. M. Castle & Co. and its subsidiaries (the “Company”) in order to build a supplemental retirement fund and to provide additional disability and death benefits. Participants should refer to the plan document for more complete information.

The Plan is a defined contribution 401(k) plan available to salaried and other eligible employees of the Company and certain of its subsidiaries, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Employees of the Company are eligible to become participants in the Plan on the first day of the month following the completion of 30 days of service. Employees hired after January 1, 2011 are automatically enrolled in the Plan with a salary deferral of three percent of pre-tax compensation, increasing one percent annually until a maximum deferral of ten percent is reached. Each automatically enrolled participant defaults into the T. Rowe Price Target Date Retirement Funds unless the participant elects an alternative investment option. Upon enrollment in the Plan, a participant may direct Company and employee contributions to any combination of available investment options and can opt out of participation at any time.

Trustee: The Principal Financial Group (the “Trustee”) is the Trustee of the Plan. The Plan’s trust fund is administered under the terms of certain trust agreements between the Plan and the Trustee. The trust agreements provide, among other things, that the Trustee shall account for all investments, receipts, and disbursements and other transactions and shall provide annually a report setting forth such transactions and the status of the fund at the close of the year.

Contributions: Each year, participants may contribute up to 100% of their eligible pretax annual compensation (salary reduction contributions), as defined by the Plan, subject to Internal Revenue Code (“IRC”) limitations. Participants who are 50 years of age or older by the end of a particular plan year and have contributed the maximum 401(k) deferral amount allowed under the Plan for that year are eligible to contribute an additional portion of their annual compensation on a before-tax basis as catch-up contributions, up to the annual IRC limit. In addition, the Plan allows participants to make Roth elective deferrals. Participants may also contribute amounts representing distributions from other qualified plans (rollover contributions).

A.M. CASTLE & CO. 401(K) SAVINGS AND RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013 AND FOR THE YEAR ENDED DECEMBER 31, 2014

NOTE 1 - DESCRIPTION OF PLAN (continued)

The Company matches 100% of each dollar the employee contributes to the Plan up to the first 6% of the participant’s pretax compensation. For employees whose pension benefit was previously frozen and who met eligibility requirements, there is a fixed “pension credit” contribution of either 3% or 6% of eligible compensation. The “pension credit” contribution percentage was determined on July 1, 2008, the date the pension benefit was frozen, based on age and service at the time the benefit was frozen. United Steelworkers of America participants receive no Company contribution.

Participant Accounts: Each participant’s account is credited with the participant’s contributions, rollover contributions, and an allocation of the Company’s contributions and plan earnings (net of administrative expenses). Allocations are based on the participant’s eligible compensation or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options: The investment options provided under the Plan are as follows:

Common Stock

A. M. Castle & Co. common stock - consists entirely of A. M. Castle & Co. common stock.

Mutual Funds

Conservative Allocation Fund - The fund’s objective is to provide long-term growth of income and a high and sustainable level of current income, along with moderate long-term capital appreciation. The fund invests approximately 60% to 65% of assets in investment-grade corporate, U.S. Treasury, and government agency bonds, as well as mortgage-backed securities. The remaining 35% to 40% of fund assets are invested in common stocks of companies that have a history of above-average dividends or expectations of increasing dividends.

Large Value Fund - The fund’s objective is to provide long-term growth of capital and income. The fund invests at least 80% of assets in common stocks and other equity securities of companies that pay or are expected to pay dividends. It invests primarily in common stocks of companies with market capitalizations greater than $3.5 billion. The fund may also invest in real estate investment trusts and in non-U.S. securities, including emerging market securities.

Large Growth Fund - The fund’s objective is to provide long-term capital appreciation and, secondly, current income. The fund primarily invests in common stocks and convertible securities. The portfolio manager uses a bottom-up approach to stock selection and seeks high quality, well-established large-cap companies that are believed to be growing their near-term earnings at an above average rate. It defines a large-cap company as one having a market capitalization of $5.0 billion or more at the time of acquisition. The fund may invest in foreign securities.

A.M. CASTLE & CO. 401(K) SAVINGS AND RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013 AND FOR THE YEAR ENDED DECEMBER 31, 2014

NOTE 1 - DESCRIPTION OF PLAN (continued)

Large Blend Fund - The fund’s objective is to track the performance of a benchmark index that measures the investment return of large-capitalization stocks. The fund employs an indexing investment approach designed to track the performance of the Standard & Poor's 500 Index. It attempts to replicate the target index by investing all, or substantially all, of its assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting in the index.

Mid-Cap Value Fund - The investment seeks capital appreciation. The fund primarily invests in the common stocks of mid-sized companies whose stock prices the portfolio managers believe are undervalued. It normally invests at least 80% of the net assets in equity securities of companies whose market capitalization falls, at the time of purchase, within the 12-month average of the capitalization range of the Russell Midcap Value Index. The fund may also invest in foreign equity and debt securities, which may include investments in emerging markets.

Mid-Cap Growth Fund - The investment seeks long-term growth of capital. The fund invests at least 80% of assets in equities securities, including common stocks and other forms of equity investments of mid-cap domestic growth companies that are expected to exhibit quality growth characteristics. Securities are considered mid-cap it if has a market capitalization no smaller than the smallest capitalized company, and no larger than the largest capitalized company, included in the Russell Midcap Index at the time of the Fund's investment.

Foreign Large Blend Fund - The investment seeks long term growth of capital. The fund normally invests in the equity securities of issuers located in international markets.  It typically invests in equity and equity-related instruments of mid-size and larger companies.  The fund invests at least 80% of net assets in equity securities of issuers located anywhere in the world, normally excluding the U.S.  It may invest in derivatives for hedging and non-hedging purposes.  The fund may invest up to 35% of its net assets in emerging market securities.  The maximum allocation to any one country, measured at the time of purchase, is the higher of 15% or double the country’s weighting in the Morgan Stanley Capital International Europe, Australasia, and Far East (EAFE) Index.

Retirement Income Fund - The investment seeks the highest total return over time consistent with an emphasis on both capital growth and income. The fund invests in a diversified portfolio of other T. Rowe Price stock and bond funds that represent various asset classes and sectors. It is intended for retired investors who seek income and relative stability from bonds along with some capital appreciation potential from stocks. The fund’s “neutral allocations,” which are what T. Rowe Price considers broadly appropriate for investors during their retirement years, are 40% stock funds and 60% bond funds. While the investment is non-diversified, it invests in diversified underlying holdings.

Target Date 2000-2010, Target Date 2011-2015, Target Date 2016-2020, Target Date 2021-2025, Target Date 2026-2030, Target Date 2031-2035, Target Date 2036-2040, Target Date 2041-2045, Target Date 2046-2050 and Target Date 2051+ Funds - The investments seek the highest total return over time consistent with an emphasis on both capital growth and income. The funds invest in a diversified portfolio of other T. Rowe Price stock and bond funds that represent various asset classes and sectors. Their allocation between T. Rowe Price stock and bond funds will change over time in relation to the target retirement date. While the investments are non-diversified, they invest in diversified underlying holdings.

A.M. CASTLE & CO. 401(K) SAVINGS AND RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013 AND FOR THE YEAR ENDED DECEMBER 31, 2014

NOTE 1 - DESCRIPTION OF PLAN (continued)

Common Collective Trust

Fixed Income Fund - The fund seeks to preserve invested principal while providing a competitive current rate of return. The fund invests primarily in guaranteed investment contracts (“GICs”), money market funds, money market instruments, repurchase agreements, private placements, bank investment contracts and synthetic GICs. The fund will operate within a weighted average maturity range selected by the fund’s trustee from time to time.

Vesting: Participant contributions (including rollover contributions) and earnings thereon are at all times 100% vested. For Company contributions to the Plan, and any earnings thereon, participants will be fully vested after completing two calendar years of service. In addition, the Plan contains provisions under which the entire amount credited to a participant’s account is distributable upon a participant’s disability or death.

Forfeitures: Matching contributions made by the Company may be reduced by the amount of forfeitures from employees’ matching contribution accounts. Amounts forfeited from employees’ matching contribution accounts are to be allocated to eligible participants, as defined by the Plan. Forfeitures were used to reduce Company contributions in the amount of $170,318 for the year ended December 31, 2014. The forfeiture balance at December 31, 2014 was $8,097.

Notes Receivable from Participants: Participants may borrow a minimum of $1,000 and a maximum of the lesser of $50,000 or 50% of their vested account balances for a specified time period, as defined in the plan document. Interest is charged on outstanding loans at one percentage point above the prime rate in effect at the time of the loan. Loan rates are established at the beginning of each quarter. Loans are secured by the balance in the participant’s account. Upon termination of employment, notes receivable from participants (if in default) are first deducted from participant equity, with the remaining equity balance distributed to the participant.

Payment of Benefits: Benefit payments from the Plan will not be made until a participant retires, dies, attains age 65, or otherwise terminates employment with the Company. However, in-service benefit payments may be taken when participants reach 59.5 years of age. Benefit payments are made in cash in a lump sum, an installment basis, purchase of an annuity, or can be rolled over to another plan or an individual’s Individual Retirement Account. Hardship withdrawals are allowed by the Plan in certain cases of financial hardship, as defined by the Plan. Included in net assets available for benefits are amounts allocated to individuals who have completed an election to withdraw from the Plan and requested that their benefits be paid but whose distributions have not yet been paid. Plan assets allocated to the accounts of these participants were $751,978 and $49,915 as of December 31, 2014 and 2013, respectively.

Administrative Expenses: The Company pays a portion of the Plan's administrative expenses. A participant's account balance will be charged with certain fees and expenses. Asset-based fees (e.g., management fees and other operating expenses) are used to cover the expenses related to running an investment fund, and are generally deducted directly from a participant's investment returns.

Plan administration fees cover the day-to-day expenses of administering the Plan, and may be charged directly to a participant's account, covered by a portion of the asset-based fees deducted directly from investment returns.

A.M. CASTLE & CO. 401(K) SAVINGS AND RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013 AND FOR THE YEAR ENDED DECEMBER 31, 2014

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires the use of estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties: The Plan utilizes various investment instruments, including mutual funds, a common collective trust fund, and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition: Investments are stated at fair value. The fair values of common stock and mutual fund investments are based on quoted market prices as of the last day of the year. Common collective trusts are valued at the fair value based on the Net Asset Value (NAV) of the underlying investments of participant units held by the Plan as of the last trading day of the period, as reported by the managers of the trust. Interest and dividends earned on investments, but not yet received, are included in the statements of net assets available for benefits.

Net appreciation in fair value of investments is calculated as the difference between market value at January 1, or date of purchase if subsequent to January 1, and fair value at year end. Fully benefit-responsive investment contracts included in the underlying investments of the FFTW Income Plus Fund, a common collective trust fund in which the Plan holds an interest, is to be presented at fair value. The difference between the fair value of this investment and its contract value is presented as a separate adjustment in the Statements of Net Assets Available for Benefits because the contract value remains the relevant measurement attribute for that portion of net assets available for benefits attributable to fully benefit-responsive investment contracts. Purchases and sales are recorded on a trade-date basis.

Notes Receivable from Participants: Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Payment of Benefits: Benefits are recorded when paid.

Recent Accounting Pronouncements: In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”). ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under Accounting Standards Codification 820. ASU 2015-07 is effective for the Plan for years beginning after  December 15, 2015 with early adoption permitted. Management is currently evaluating the impact of the pending adoption of ASU 2015-07 on the Plan’s financial statements.

A.M. CASTLE & CO. 401(K) SAVINGS AND RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013 AND FOR THE YEAR ENDED DECEMBER 31, 2014

NOTE 3 - INVESTMENTS

The Plan’s investments that represent 5% or more of the Plan’s net assets available for benefits (at fair value) as of December 31 are as follows:

	2014	2013
Common collective trust fund
FFTW Income Plus Fund	$19,241,715	$22,811,575

Mutual funds
Allianz NFJ Dividend Value Fund	12,767,942	12,834,833
Aston Asset Management Montag & Caldwell Growth Fund	10,978,421	12,025,062
Vanguard Wellesley Adv Income Fund	8,745,001	9,284,081
Vanguard 500 Index Admiral Fund	6,158,760	—
Perkins Mid Cap Value Fund	—	5,314,874

During 2014, the Plan's investments appreciated (depreciated) as follows:

Mutual funds		$(588,238)
Common collective trust fund		77,517
A. M. Castle & Co. Common Stock		(1,445,406)
Net depreciation in fair value of investments		$(1,956,127)

During 2014, the Plan's investments experienced net realized gains (losses) as follows:

Mutual funds		$544,580
Common collective trust fund		13,635
A. M. Castle & Co. Common Stock		(432,396)
Net realized gains		$125,819

NOTE 4 - FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated March 21, 2012 that the Plan and related trust were designed in accordance with applicable requirements of the Internal Revenue Code (“IRC”). The determination letter is applicable for the plan document effective January 1, 2010. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. The Plan is required to operate in conformity with the IRC in order to maintain its qualification. The Plan Administrator is not aware of any events that have occurred that might adversely impact the Plan’s qualified status. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Plan management is required to evaluate tax positions taken by the Plan in accordance with U.S. GAAP. The financial statements effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. Based on the Plan Administrator’s evaluation, there are no uncertain positions taken or expected to be taken by the Plan as of December 31, 2014 and 2013. Therefore, the Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2011.

A.M. CASTLE & CO. 401(K) SAVINGS AND RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013 AND FOR THE YEAR ENDED DECEMBER 31, 2014

NOTE 5 - PLAN TERMINATION

Although the Company has not expressed any intent to do so, it reserves the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, all participants shall become 100% vested in their accounts and no part of the trust fund shall revert to the Company.

NOTE 6 - RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Company, and certain others. Notes receivable from Plan participants qualify as party-in-interest transactions, which are exempt from the prohibited transactions rules.

The Plan invests in the common stock of the Plan sponsor, A. M. Castle & Co., which qualifies as a related-party transaction. As of December 31, 2014 and 2013, the fair value of the shares of common stock held in the Plan was $3,046,292 and $4,143,261, respectively, which translates 381,741 and 280,519 shares, respectively.

During the year ended December 31, 2014, administrative fees of $135,095 were paid by the Plan to the Trustee, which qualify as party-in-interest transactions. The Plan sponsor also pays certain fees and expenses of the Plan.

NOTE 7 - FAIR VALUE MEASUREMENTS

The Plan follows U.S. GAAP for measuring, reporting, and disclosing fair value. These standards apply to all assets and liabilities that are measured, reported, and/or disclosed on a fair value basis.

As defined in the accounting standards, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Assets and liabilities measured, reported and/or disclosed at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets and liabilities in active markets that the Plan has ability to access.

Level 2 - Observable market based inputs or unobservable inputs that are corroborated by market data. Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Unobservable inputs to the valuation methodology reflect the Plan’s own assumptions, consistent with reasonably available assumptions made by other market participants.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

A.M. CASTLE & CO. 401(K) SAVINGS AND RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013 AND FOR THE YEAR ENDED DECEMBER 31, 2014

NOTE 7 - FAIR VALUE MEASUREMENTS (continued)

The following describes the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2014 and 2013.

Common stock - valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds - valued at the NAV of shares derived by the quoted prices of underlying investments held by the fund at year-end.

Common collective trust - valued at the NAV of underlying investments of participant units held by the Plan as of the last trading day of the period, as reported by the managers of the trust.

The Plan sponsor is responsible for the determination of fair value. Accordingly, they perform periodic analysis on the prices received from the pricing services used to determine whether the prices are reasonable estimates of fair value. As a result of these reviews, the Plan sponsor has not historically adjusted the prices obtained from the pricing services. The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth the Plan’s assets at fair value as of December 31, 2014:

	Level 1	Level 2	Level 3	Balance at December 31, 2014
Common stock
A.M. Castle & Co.	$3,046,292	$—	$—	$3,046,292

Mutual funds
Target Date Funds	17,047,717	—	—	17,047,717
Large Value Fund	12,767,942	—	—	12,767,942
Large Growth Fund	10,978,421	—	—	10,978,421
Conservative Allocation Fund	8,745,001	—	—	8,745,001
Large Blend Fund	6,158,760	—	—	6,158,760
Mid-Cap Value Fund	4,480,772	—	—	4,480,772
Foreign Large Blend Fund	3,426,140	—	—	3,426,140
Mid-Cap Growth Fund	3,832,557	—	—	3,832,557
Retirement Income Fund	174,741	—	—	174,741
Common collective trust
Fixed Income Fund	—	19,241,715	—	19,241,715
Total	$70,659,343	$19,241,715	$—	$89,900,058

A.M. CASTLE & CO. 401(K) SAVINGS AND RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013 AND FOR THE YEAR ENDED DECEMBER 31, 2014

NOTE 7 - FAIR VALUE MEASUREMENTS (continued)

The following table sets forth the Plan’s assets at fair value as of December 31, 2013:

	Level 1	Level 2	Level 3	Balance at December 31, 2013
Common stock
A.M. Castle & Co.	$4,143,261	$—	$—	$4,143,261

Mutual funds
Target Date Funds	16,772,441	—	—	16,772,441
Large Value Fund	12,834,833	—	—	12,834,833
Large Growth Fund	12,025,062	—	—	12,025,062
Conservative Allocation Fund	9,284,081	—	—	9,284,081
Large Blend Fund	6,275,594	—	—	6,275,594
Mid-Cap Value Fund	5,314,874	—	—	5,314,874
Foreign Large Blend Fund	4,878,544	—	—	4,878,544
Mid-Cap Growth Fund	4,397,163	—	—	4,397,163
Retirement Income Fund	193,123	—	—	193,123
Common collective trust
Fixed Income Fund	—	22,811,575	—	22,811,575
Total	$76,118,976	$22,811,575	$—	$98,930,551

NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H FORM 5500

The reconciliation between the financial statements and Form 5500 is as follows:

	2014	2013
Net assets per Form 5500, Schedule H	$92,303,302	$101,373,364
Adjustment from fair value to contract value for fully benefit – responsive contracts	(53,076)	(40,207)
Other	(1)	—
Net assets available for benefits per financial statements	$92,250,225	$101,333,157

2014
Decrease in net assets per Form 5500, Schedule H	$9,070,062
Less: 2014 adjustment from fair value to contract value for fully benefit – responsive contracts	(53,076)
Other	(1)
Add: 2013 adjustment from fair value to contract value for fully benefit – responsive contracts	40,207
Decrease in net assets available for benefits per financial statements	$(9,082,932)

A.M. CASTLE & CO. 401(K) SAVINGS AND RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013 AND FOR THE YEAR ENDED DECEMBER 31, 2014

NOTE 9 - INVESTMENT IN THE FFTW INCOME PLUS FUND

In 2014 and 2013, the Plan invested in the FFTW Income Plus Fund (“Income Plus Fund”), a sub-fund of the BNP Paribas Investment Partners Pooled Trust fund for Employee Benefit Plans, (“common collective trust fund”). The Income Plus Fund is invested and reinvested primarily in guaranteed investment contracts (“GICs”), money market funds, money market instruments, repurchase agreements, private placements, bank investment contracts, and synthetic GICs. A synthetic GIC is a contract that simulates the performance of a traditional GIC through the use of financial instruments. A key difference between a synthetic GIC and a traditional GIC is that the policyholder (such as a benefit plan) owns the assets underlying the synthetic GIC. To enable the policyholder to realize a specific known value for the assets if it needs to liquidate them, synthetic GICs utilize a “wrapper” contract that provides market and cash flow risk protection to the policyholder.

The Income Plus Fund invests primarily in investment contracts such as traditional GICs and enters into wrapper contracts with underlying securities to create synthetic GICs. In a traditional GIC, the Income Plus Fund enters into a contract with an issuer (typically a bank or life insurance company), which provides for a stated rate of interest and a fixed maturity. In a synthetic GIC structure, the Income Plus Fund owns fixed-income investments and enters into a wrap contract from high-quality insurance companies, banks, or other financial services companies that serve to substantially offset the price fluctuations in the underlying investments caused by movements in interest rates. Each wrap contract obligates the wrap provider to maintain the "contract value" of the underlying investments. The contract value is generally equal to the principal amounts invested in the underlying investments, plus interest accrued at a crediting rate established under the contract, less any adjustments for withdrawals (as specified in the wrap agreement).

In general, if the contract value of the wrap agreement exceeds the market value of the underlying investments (including accrued interest), the wrap provider becomes obligated to pay that difference to the Income Plus Fund in the event that shareholder redemptions result in partial or total contract liquidation. In the event that there are partial shareholder redemptions that would otherwise cause the contract's crediting rate to fall below zero percent, the wrap provider is obligated to contribute to the Income Plus Fund an amount necessary to maintain the contract's crediting rate to at least zero percent. The circumstances under which payments are made and the timing of payments between the Fund and the wrap provider may vary based on the terms of the wrap contract.

In certain circumstances, the amount withdrawn from the wrap contract would be payable at fair value rather than at contract value. These events include termination of participating plans, or a material adverse change to the provisions of participating plans. At this time, the Plan and the Income Plus Fund, believe that it is not probable that the occurrence of any such events would be significant enough to limit the Income Plus Fund’s ability to transact at contract value with participants.

The NAV of the Income Plus Fund's share classes is determined on a daily basis. Units can be issued and redeemed on any business day at that day's unit value. All earnings, expenses, and gains and losses of the Income Plus Fund are reflected in the calculation of the daily unit value. Although it is intended to permit daily withdrawals, some of the assets of the Income Plus Fund, especially investment contracts, may require an adjustment in the value of the investment if a withdrawal is made. In any event, the withdrawal may be deferred over such period of time, not to exceed one year, as may be deemed necessary for fair and orderly management of the Income Plus Fund.

NOTE 10 - SUBSEQUENT EVENTS

The Plan has evaluated subsequent events through June 30, 2015, which is the date that the financial statements were approved and available to be issued, for events requiring recording or disclosure in the Plan’s financial statements.

SUPPLEMENTARY INFORMATION

A.M. CASTLE & CO.
401(K) SAVINGS AND RETIREMENT PLAN

SCHEDULE H, Line 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2014

Name of plan sponsor: A. M. Castle & Co.
Employer identification number: 36-0879160
Three-digit plan number: 002
(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
		Common Stock
*	A.M. Castle & Co.	A.M. Castle & Co. common stock	**	$3,046,292
		Mutual Funds
	Allianz NFJ Advisors	Dividend Value Fund	**	12,767,942
	Aston Asset Management	Montag & Caldwell Growth Fund	**	10,978,421
	The Vanguard Group	Wellesley Income Adv Fund	**	8,745,001
	The Vanguard Group	Vanguard 500 Index Admiral Fund	**	6,158,760
	Janus International Holding, LLC	Perkins Mid Cap Value Fund	**	4,480,772
	Manning & Napier Advisors, Inc.	Manning & Napier Overseas Fund	**	3,426,140
	William Blair	SSMD Cap Growth	**	3,832,557
	T. Rowe Price Funds	Retirement Income Fund	**	174,741
	T. Rowe Price Funds	Retirement 2005 Fund	**	47,341
	T. Rowe Price Funds	Retirement 2010 Fund	**	288,133
	T. Rowe Price Funds	Retirement 2015 Fund	**	1,166,546
	T. Rowe Price Funds	Retirement 2020 Fund	**	3,569,653
	T. Rowe Price Funds	Retirement 2025 Fund	**	2,816,996
	T. Rowe Price Funds	Retirement 2030 Fund	**	2,325,381
	T. Rowe Price Funds	Retirement 2035 Fund	**	2,264,560
	T. Rowe Price Funds	Retirement 2040 Fund	**	2,163,892
	T. Rowe Price Funds	Retirement 2045 Fund	**	1,201,971
	T. Rowe Price Funds	Retirement 2050 Fund	**	901,683
	T. Rowe Price Funds	Retirement 2055 Fund	**	301,561
		Common Collective Trust Fund
	BNP Paribas Investment Partners Trust Company	FFTW Income Plus Fund	**	19,241,715
		Participant Loans
*	Participant loans	Maturing through 2024, at interest rates of 4.25% to 6.00%	$—	2,296,960
	Total investments			$92,197,018

*	Represents a party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SUPPLEMENTARY INFORMATION

A.M. CASTLE & CO.
401(K) SAVINGS AND RETIREMENT PLAN

SCHEDULE H, Line 4a – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
For the Year Ended December 31, 2014

Name of plan sponsor: A. M. Castle & Co.
Employer identification number: 36-0879160
Three-digit plan number: 002

Participant Contributions Transferred Late to the Plan		Total that Constitute Non-Exempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Amount Withheld	Check here if Late Participant Loan Repayments are included:	Contributions Not corrected	Contributions Corrected Outside VFCP	Contributions Pending Correcton in VFCP
$2,123	☐				$2,123

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

A. M. CASTLE & CO. 401(K) SAVINGS AND RETIREMENT PLAN

July 1, 2015	By:	/s/ Marec E. Edgar
	Name:	Marec E. Edgar
	Title:	Administration Committee Member

EXHIBIT INDEX

Exhibit Number	Description	Page Number
23.1*	Consent of Baker Tilly Virchow Krause, LLP, Independent Registered Public Accounting Firm	EX-1-

* Filed herewith